Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148551

PROSPECTUS
8,288,405 shares

AKEENA SOLAR, INC.

COMMON STOCK
AND
COMMON STOCK UNDERLYING WARRANTS TO PURCHASE COMMON STOCK

The selling stockholders listed on pages 8−14 may use this prospectus to offer and resell from time to time and for their own accounts up to 8,288,405 shares of our common stock, including 6,937,977 shares of our common stock, and 1,350,428 shares of our common stock issuable or issued upon the exercise of warrants. The selling stockholders acquired the shares being offered for resale under this prospectus in connection with three of our private placements of securities occurring on various dates in the last half of 2006, on March 8, 2007 and on June 4, 2007. Registration does not necessarily mean that the selling stockholders will offer or sell their stock.

The prices at which the selling stockholders may sell the shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares of common stock by the selling stockholders; however, we will receive proceeds from the exercise of warrants by certain of the selling stockholders. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our common stock is listed on the NASDAQ Capital Market under the symbol “AKNS.” On January 8, 2008, the last reported sale price of our common stock on the NASDAQ Capital Market was $12.17 per share.

Investing in any of our securities involves risk. You should carefully consider the beginning on page 2 of this prospectus before you make an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 18, 2008

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. We will disclose any material changes in our affairs in a post−effective amendment to the registration statement of which this prospectus is a part, a prospectus supplement, or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

The terms “Akeena Solar,” “we,” “us,” “our,” and the “Company” refer only to Akeena Solar, Inc.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully and any accompanying documents incorporated by reference before making an investment decision.

About Akeena Solar, Inc.

Akeena Solar is a leading designer and integrator of solar power systems. We market, sell, design and install systems for residential and small commercial customers, sourcing components (such as solar modules and inverters) from manufacturers such as Kyocera, Sharp, SunPower and Suntech. We currently service customers in California, New York, New Jersey, Pennsylvania and Connecticut. According to data compiled by the California Energy Commission and the New Jersey Clean Energy Program, over the past three years Akeena Solar has been one of the largest national integrators of residential and small commercial solar power systems in the United States. To date, we have installed over 1,000 solar power systems. Since the commencement of our operations in 2001, our sales have steadily grown to approximately $7.2 million in 2005, $13.4 million in 2006 and $21.9 million in the first three quarters of 2007.

Akeena Solar was formed on February 23, 2001 as a California corporation under the name “Akeena, Inc.” and reincorporated as a Delaware corporation on June 2, 2006, at which time its name was changed to “Akeena Solar, Inc.” On August 11, 2006, we entered into a reverse merger transaction (the “Merger”) with Fairview Energy Corporation, Inc. (“Fairview”). We had been in the development stage since our inception and had not commenced business operations prior to the Merger. Since the stockholders of Akeena Solar owned a majority of the outstanding shares of Fairview common stock immediately following the Merger, and the management and board of Akeena Solar became the management and board of Fairview immediately following the Merger, the Merger was accounted for as a reverse merger transaction and Akeena Solar was deemed to be the acquirer.

Our Corporate headquarters is located at 16005 Los Gatos Boulevard, Los Gatos, California 95032. Additional offices are located in Fresno (Clovis), Lake Forest, Bakersfield, Manteca, Santa Rosa, Palm Springs and San Diego, California, and Fairfield, New Jersey. We maintain installation offices at all of our California offices and at our Fairfield, New Jersey facility. Our telephone number is (408) 402−9400. Additional information about Akeena Solar is available on our website at http://www.akeena.net. The information on our web site is not incorporated herein by reference.

The Offering

Common stock offered by the selling stockholders	8,288,405 shares, consisting of 6,937,977 shares issued to investors in several private placement transactions in 2006 and 2007, and 1,350,428 shares issuable or issued upon the exercise of warrants.

Common stock outstanding after this offering as of December 28, 2007	28,065,501 shares, not including shares issuable upon the exercise of outstanding warrants or outstanding options.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders; however, we will receive proceeds from the exercise of the warrants.

Nasdaq Capital Market Symbol	AKNS

Risk factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the ‘‘Risk Factors’’ section before deciding whether or not to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on shares outstanding as of December 28, 2007, and excludes 2,238,033 shares issuable upon the exercise of outstanding warrants (including warrants whose underlying shares may be sold under this prospectus) and up to 949,497 additional shares reserved for issuance under our 2006 Incentive Stock Plan.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus before deciding to purchase any of the securities offered by this prospectus. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

Risks Relating to Our Business

The success of our business depends on the continuing contributions of Barry Cinnamon and other key personnel who may terminate their employment with us at any time, and we will need to hire additional qualified personnel.

We rely heavily on the services of Barry Cinnamon, our Chief Executive Officer, as well as several other management personnel. Loss of the services of any of such individuals would adversely impact our operations. In addition, we believe our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors and that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. None of our key personnel are party to any employment agreements with us and management and other employees may voluntarily terminate their employment at any time. We do not currently maintain any “key man” life insurance with respect to any of such individuals.

We are dependent upon our suppliers for the components used in the systems we design and install; and our major suppliers are dependent upon the continued availability and pricing of silicon and other raw materials used in solar modules.

The components used in our systems are purchased from a limited number of manufacturers. In particular, Kyocera, Sharp, SunPower and Suntech account for over 90% of our purchases of photovoltaic modules. We do not manufacture any of the components used in our solar installations. We are subject to market prices for the components that we purchase for our installations, which are subject to fluctuation. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could have a material adverse effect on our revenues and demand for our services. Our suppliers are dependent upon the availability and pricing of silicon, one of the main materials used in manufacturing solar panels. The world market for solar panels recently experienced a shortage of supply due to insufficient availability of silicon. This shortage caused the prices for solar modules to increase. Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by our suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, or for other reasons, would adversely affect or limit our sales and growth. In addition, increases in the prices of modules could make systems that have been sold but not yet installed unprofitable for us. There is no assurance that we will continue to find qualified manufacturers on acceptable terms and, if we do, there can be no assurance that product quality will continue to be acceptable, which could lead to a loss of sales and revenues.

Geographical business expansion efforts we make could result in difficulties in successfully managing our business and consequently harm our financial condition.

As part of our business strategy, we may seek to expand by acquiring competing businesses or customer contracts in our current or other geographic markets. We face challenges in managing expanding product and service offerings and in integrating acquired businesses with our own. Most recently we commenced operations at our Palm Springs and San Diego offices in California. We previously commenced operations in Fresno, California, through the purchase of customer contracts, in Santa Rosa, California through the purchase of certain assets, and additionally, we opened offices in Bakersfield, Lake Forest and Manteca, California. We currently intend to seek additional locations for expansion. We cannot accurately predict the timing, size and success of our expansion efforts and the associated capital commitments that might be required. We expect to face competition for expansion candidates, which may limit the number of expansion opportunities available to us and may lead to higher expansion costs. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses/contracts or successfully integrate acquired businesses/contracts, if any, into our company, without substantial costs, delays or other operational or financial difficulties. In addition, expansion efforts involve a number of other risks, including:

•	Failure of the expansion efforts to achieve expected results;

•	Diversion of management’s attention and resources to expansion efforts;

•	Failure to retain key customers or personnel of the acquired businesses; and

•	Risks associated with unanticipated events, liabilities or contingencies.

Client dissatisfaction or performance problems at a single acquired business could negatively affect our reputation. The inability to acquire businesses on reasonable terms or successfully integrate and manage acquired companies, or the occurrence of performance problems at acquired companies, could result in dilution, unfavorable accounting charges and difficulties in successfully managing our business.

Our recently announced Andalay module technology may not be effective or patentable or may encounter other unexpected problems, which could adversely affect our business and results of operations.

Our recently announced solar panel module technology (“Andalay”) is new and has not been analyzed in installation settings for an extended period of time to prove its long−term effectiveness, reliability and benefits. We expect to make substantial investments of financial and management resources to promote and market this new product offering. Andalay may not be effective or other problems may occur that are unexpected and could cause us to incur unforeseen costs, damage our reputation and have a material adverse effect on our business or results of operations. While patent applications have been filed for Andalay, a patent may not be issued on such technology or we may not be able to realize the benefits from any patent that is issued.

Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.

Our industry is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar power equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have.

We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the ability of our competitors to hire, retain and motivate qualified technical personnel;

•	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

•	the price at which others offer comparable services and equipment;

•	the extent of our competitors’ responsiveness to client needs; and

•	installation technology.

Competition in the solar power services industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our failure to meet a client’s expectations in the performance of our services, and the risks and liabilities associated with placing our employees and technicians in our customers’ homes and businesses, could give rise to claims against us.

Our engagements involve projects that are critical to our customers’ business or home. Our failure or inability to meet a customer’s expectations in the provision of our products and services could damage or result in a material adverse change to their premises or property and therefore could give rise to claims against us or damage our reputation. In addition, we are exposed to various risks and liabilities associated with placing our employees and technicians in the homes and workplaces of others, including possible claims of errors and omissions, including harassment, theft of client property, criminal activity and other claims.

Our profitability depends, in part, on our success on brand recognition and we could lose our competitive advantage if we are not able to protect our trademarks against infringement, and any related litigation could be time−consuming and costly.

We believe our brand has gained substantial recognition by customers in certain geographic areas. We have registered the “Akeena” trademark with the United States Patent and Trademark Office. Use of our name or a similar name by competitors in geographic areas in which we have not yet operated could adversely affect our ability to use or gain protection for our brand in those markets, which could weaken our brand and harm our business and competitive position. In addition, any litigation relating to protecting our trademark against infringement could be time consuming and costly.

If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. While we currently have available technical expertise sufficient for the requirements of our business, expansion of our business could require us to employ additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar power systems expands. There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business.

Unexpected warranty expenses or service claims could reduce our profits.

We maintain a warranty reserve on our balance sheet for potential warranty or service claims that could occur in the future. This reserve is adjusted based on our ongoing operating experience with equipment and installations. It is possible, perhaps due to bad supplier material or defective installations, that we would have actual expenses substantially in excess of the reserves we maintain. Our failure to accurately predict future warranty claims could result in unexpected profit volatility.

Our inability to obtain capital, use internally generated cash, or use shares of our common stock or debt to finance future expansion efforts could impair the growth and expansion of our business.

Reliance on internally generated cash or debt to finance our operations or complete business expansion efforts could substantially limit our operational and financial flexibility. The extent to which we will be able or willing to use shares of common stock to consummate expansions will depend on our market value from time to time and the willingness of potential sellers to accept it as full or partial payment. Using shares of common stock for this purpose also may result in significant dilution to our then existing stockholders. To the extent that we are unable to use common stock to make future expansions, our ability to grow through expansions may be limited. No assurance can be given that we will be able to obtain the necessary capital to finance a successful expansion program or our other cash needs. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any expansion. In addition to requiring funding for expansions, we may need additional funds to implement our internal growth and operating strategies or to finance other aspects of our operations. Our failure to (i) obtain additional capital on acceptable terms, (ii) use internally generated cash or debt to complete expansions because it significantly limits our operational or financial flexibility, or (iii) use shares of common stock to make future expansions may hinder our ability to actively pursue any expansion program we may decide to implement.

Our obligations under our credit facility are secured by all of our assets, so if the lender forecloses on its security interest, we may have to liquidate some or all of our assets, which may cause us to cease operations.

Our obligations under a 2007 loan and security agreement with Comerica Bank are secured by all of our assets. If we default under the credit facility we could be required to repay all of our borrowings thereunder. In addition, Comerica could foreclose its security interest and liquidate some or all of our assets, which could cause us to cease operations.

We are subject to restrictive covenants in connection with our credit facility that may limit our ability to borrow additional funds or to raise additional equity as may be required to fund our future operations.

The terms of the 2007 credit facility with Comerica may limit our ability, without Comerica’s consent, to, among other things, enter into certain transactions and create additional liens on our assets and could adversely affect our liquidity and our ability to attract additional funding if required for our business.

Risks Relating to Our Industry

We have experienced technological changes in our industry. New technologies may prove inappropriate and result in liability to us or may not gain market acceptance by our customers.

The solar power industry (and the alternative energy industry, in general) is subject to technological change. Our future success will depend on our ability to appropriately respond to changing technologies and changes in function of products and quality. If we adopt products and technologies that are not attractive to consumers, we may not be successful in capturing or retaining a significant share of our market. In addition, some new technologies are relatively untested and unperfected and may not perform as expected or as desired, in which event our adoption of such products or technologies may cause us to lose money.

A drop in the retail price of conventional energy or non−solar alternative energy sources may negatively impact our profitability.

We believe that a customer’s decision to purchase or install solar power capabilities is primarily driven by the cost and return on investment resulting from solar power systems. Fluctuations in economic and market conditions that impact the prices of conventional and non−solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Changes in utility electric rates or net metering policies could also have a negative effect on our business.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

Installation of solar power systems are subject to oversight and regulation in accordance with national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements for metering and other rules and regulations. We attempt to keep up−to−date about these requirements on a national, state, and local level, and must design systems to comply with varying standards. Certain cities may have ordinances that prevent or increase the cost of installation of our solar power systems. In addition, new government regulations or utility policies pertaining to solar power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in demand for solar energy systems and our services. For example, there currently exist metering caps in certain jurisdictions which effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.

Our business depends on the availability of rebates, tax credits and other financial incentives; reduction or elimination of which would reduce the demand for our services.

Many states, including California and New Jersey, offer substantial incentives to offset the cost of solar power systems. These incentives can take many forms, including direct rebates, state tax credits, system performance payments and Renewable Energy Credits (RECs). Moreover, the Federal government currently offers (only through 2008) a 30% tax credit for the installation of solar power systems (unlimited for businesses, capped at $2,000 for residences). This cap on residential systems may increase depending on future legislation. The duration of the Federal Tax Credit may also be extended. Businesses may also elect to accelerate the depreciation on their system over five years. Reduction in or elimination of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in significant reductions in demand for our services, which would negatively impact our sales.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales would decline and we would be unable to achieve or sustain profitability.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

•	cost effectiveness of solar power technologies as compared with conventional and non−solar alternative energy technologies;

•	performance and reliability of solar power products as compared with conventional and non−solar alternative energy products;

•	capital expenditures by customers that tend to decrease if the U.S. economy slows; and

•	availability of government subsidies and incentives.

If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenue to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

Risks Relating to our Common Stock

Our stock price may be volatile, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;

•	announcements or press releases relating to the energy sector or to our business or prospects;

•	additions or departures of key personnel;

•	regulatory, legislative or other developments affecting us or the solar power industry generally;

•	limited availability of freely−tradable “unrestricted” shares of our common stock to satisfy purchase orders and demand;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	volume and timing of customer orders;

•	industry developments;

•	economic and other external factors; and

•	period−to−period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

We have raised substantial amounts of capital in private placements and if we inadvertently failed to comply with the applicable securities laws, ensuing rescission rights or lawsuits would severely damage our financial position.

The securities offered in our private placements were not registered under the Securities Act of 1933 as amended (the “Securities Act”) or any state “blue sky” law in reliance upon exemptions from such registration requirements. Such exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements or any of such exemptive provisions, investors would have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek such rescission or prevail in any such suit, we would face severe financial demands that could materially and adversely affect our financial position. Financings that may be available to us under current market conditions frequently involve sales at prices below the prices at which our common stock currently is reported on the NASDAQ Capital Market, as well as the issuance of warrants or convertible securities at a discount to market price.

Our Chief Executive Officer, Barry Cinnamon, beneficially owns a significant number of shares of our common stock, which will have an impact on all major decisions on which our stockholders may vote and which may discourage an acquisition of the Company.

Barry Cinnamon, our Chief Executive Officer, beneficially owns, in the aggregate, approximately 28.5% of our outstanding common stock. The interests of our Chief Executive Officer may differ from the interests of other stockholders. As a result, Mr. Cinnamon will have the ability to significantly impact virtually all corporate actions requiring stockholder approval, vote, including the following actions:

•	election of our directors;

•	the amendment of our Certificate of Incorporation or By−laws;

•	the merger of our company or the sale of our assets or other corporate transaction; and

•	controlling the outcome of any other matter submitted to the stockholders for vote.

Mr. Cinnamon’s stock ownership may discourage a potential acquirer from seeking to acquire shares of our common stock or otherwise attempting to obtain control of our company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

DISCLOSURE REGARDING FORWARD−LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward−looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward−looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward−looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward−looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward−looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations. Such risks and uncertainties include those set forth herein under “Risk Factors.” The forward−looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward−looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10−KSB, Form 10−Q, Form 10−QSB and Form 8−K reports to the Securities and Exchange Commission. Also note that under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in “Risk Factors,” including factors described as risks in our filings with the Securities and Exchange Commission, could also adversely affect us.

USE OF PROCEEDS

We will not receive proceeds from any sales by the selling stockholders of their shares of common stock. However, we will receive proceeds from the exercise of warrants if and when the warrant holders decide to exercise. Any proceeds we will receive from the exercise of these warrants will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

A total of 8,288,405 shares of our common stock, including 6,937,977 shares of our common stock and 1,350,428 shares of our common stock issued and issuable upon the exercise of warrants, are being registered in this offering for the account of the selling stockholders. The warrants exercisable for a portion of the shares being registered in this offering have a three year term from the date of the private placement transaction in which the warrant was originally issued. The selling stockholders are accredited investors who purchased shares in our private placement closings during the last half of 2006, on March 8, 2007 and on June 4, 2007. We issued the shares offered under this prospectus to the selling stockholders in connection with our private placements in transactions exempt from the registration requirements of the Securities Act.

Throughout this prospectus, we may refer to the selling stockholders and their transferees, pledgees, donees or other successors in interest who receive shares in non−sale transactions, as the “selling stockholders.” The following table provides information regarding the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders and the number of shares of common stock they are offering. This information has been obtained from the selling stockholders. Except as otherwise indicated, we believe the persons listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Shares of Common Stock Owned	Shares of Common Stock Issuable or Issued upon Exercise of Warrants	Shares of	Shares of Common Stock Offered Issuable or Issued Upon	Shares of Common Stock Beneficially
	Prior to Offering	Owned Prior to Offering	Common Stock Offered	Exercise of Warrants	Owned Following Offering
Beneficial Owner	#	#	#	#	# (1)	% (2)
Alan Horwitz	100,000	0	100,000	0	0	0
Alexandre Zyngier	25,000	0	25,000	0	0	0
Andrew J. Chang	25,000	0	25,000	0	0	0
Angeleno Investors II L.P. (3)	1,272,727	254,545 (4)	1,272,727	254,545 (4)	0	0
Atlas Capital Investments	50,000	0	50,000	0	0	0
BB Trust (5)	1,374,216	268,944 (6)	1,278,216	268,944 (6)	96,000	*
Bill Corbett	0	18,637 (7)	0	18,637 (7)	0	0
Bush Family Trust dated 1/1/2006	25,000	0	25,000	0	0	0
Charles R. & Janet B. Jackson	74,898	14,980 (8)	74,898	14,980 (8)	0	0
Chase Mortgage, Inc.	150,000	0	150,000	0	0	0
Cranshire Capital, L.P. (9)	399,323	68,486 (10)	0	68,486 (10)	399,323	1.42%
Crescent International Ltd. (11)	0	21,818 (12)	0	21,818 (12)	0	0
Dan Tompkins	100,000	0	100,000	0	0	0
David Adelman	50,000	0	50,000	0	0	0
Dillabough Investments, LP (13)	12,100	3,636 (14)	12,100	3,636 (14)	0	0
EGATNIV, LLC (15)	45,454	9,091 (16)	45,454	9,091 (16)	0	0
Elizabeth F. Sjursen	10,000	2,000 (17)	10,000	2,000 (17)	0	0
Empire Financial Group, Inc.	0	279,736 (18)	0	279,736 (18)	0	0
Eugene Park	50,000	0	50,000	0	0	0
Excalibur Limited Partnership (19)	202,598	29,091 (20)	145,455	29,091 (20)	57,143	*
Gemini Master Fund, Ltd. (21)	0	18,182 (22)	0	18,182 (22)	0	0
Gerald M. Chatel	50,000	0	50,000	0	0	0
GRQ Consultants, Inc. 401K Plan (23)	329,949	65,990 (24)	329,949	65,990 (24)	0	0
Harry Fox	75,000	0	75,000	0	0	0
Hyun S. Park	50,000	0	50,000	0	0	0
Iroquois Master Fund, Ltd. (25)	214,880	32,690 (26)	143,451	32,690 (26)	71,429	*
Jeffrey D. Oscodar	25,000	0	25,000	0	0	0
Jerome M. Ceppos	12,690	2,538 (27)	12,690	2,538 (27)	0	0
Jerome and Karen Ceppos Revocable Trust (28)	9,091	1,818 (29)	9,091	1,818 (29)	0	0
Jensen Children Trust	60,000	0	60,000	0	0	0
Brian J. Jensen Trust B	20,000	0	20,000	0	0	0
John P. Morbeck	25,000	5,000 (30)	25,000	5,000 (30)	0	0
Joseph W. & Patricia G. Abrams Family Trust DTD 3/15/95 (31)	12,500	2,500 (32)	12,500	2,500 (32)	0	0
Leslie T. Altavilla Revocable Trust DTD 3/28/03	50,000	0	50,000	0	0	0
Liechtensteinische Landesbank AG (33)	304,937	60,807 (34)	304,937	60,807 (34)	0	0
Kent A. Rasmussen and Celia E. Ramsey Revocable Trust U/A/D 12/28/93	50,000	0	50,000	0	0	0
Mara Gateway Associates LP	550,000	20,000 (35)	550,000	20,000 (35)	0	0
Marc Rayfield	25,000	0	25,000	0	0	0
Mark S. Litwin Trust DTD 4/9/1997	25,000	0	25,000	0	0	0
Merriman Curhan Ford & Co	25,000	0	25,000	0	0	0
Michael R. Jacks	0	18,637 (36)	0	18,637 (36)	0	0
Michael S. Moon	50,000	0	50,000	0	0	0
Michael Katz	100,000	0	100,000	0	0	0
New Energy Fund, LP	200,000	0	200,000	0	0	0
Paul & Mary Jo Fahey	37,690	2,538 (37)	37,690	2,538 (37)	0	0
Paul H. Kim	25,000	0	25,000	0	0	0

	Shares of Common Stock Owned	Shares of Common Stock Issuable or Issued upon Exercise of Warrants	Shares of	Shares of Common Stock Offered Issuable or Issued Upon	Shares of Common Stock Beneficially
	Prior to Offering	Owned Prior to Offering	Common Stock Offered	Exercise of Warrants	Owned Following Offering
Beneficial Owner	#	#	#	#	# (1)	% (2)
Philip M. Fiore	25,000	0	25,000	0	0	0
Peter Levy	56,378	4,364 (38)	21,818	4,364 (38)	34,560	*
Pensco Trust Co. FBO Mark Litwin IRA	50,000	0	50,000	0	0	0
RHP Master Fund, Ltd. (39)	109,090	21,818 (40)	109,090	21,818 (40)	0	0
Robert S. Colman Trust UDT 3/13/85 (41)	126,903	25,380 (42)	126,903	25,380 (42)	0	0
Robert Coleman Trust UTD 3/13/1985	250,000	0	250,000	0	0	0
Robert Garff	200,000	0	200,000	0	0	0
Senal Jayamaha	12,690	2,538 (43)	12,690	2,538 (43)	0	0
Serpentine Group Defined Benefit Pension Plan	50,000	0	50,000	0	0	0
Shai and Michelle Stern	45,455	9,091 (44)	45,455	9,091 (44)	0	0
Somerset Consulting Group, Inc. 401-K Profit Sharing Plan	50,000	0	50,000	0	0	0
Steve Ike	25,000	0	25,000	0	0	0
Steve & Anita Westly Foundation	66,500	0	66,500	0	0	0
Sun Young Choi	25,000	0	25,000	0	0	0
Sunny Yoon	25,000	0	25,000	0	0	0
The Westly Group (5)	0	15,000 (45)	0	15,000 (45)	0	0
The Montoya 2005 Revocable Trust	50,000	0	50,000	0	0	0
Tiger Special Situations Fund, LLC	25,000	0	25,000	0	0	0
UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Limited (46)	142,857	18,182 (47)	0	18,182 (47)	142,857	*
UBS O’Connor LLC FBO O’Connor Global Convertible Arbitrage Master Limited (48)	131,428	16,727 (49)	0	16,727 (49)	131,428	*
UBS O’Connor LLC FBO O’Connor Global Convertible Arbitrage II Master Limited (50)	11,429	16,727 (51)	0	16,727 (51)	11,429	*
Walter Bilofsky, Trustee of the Eight Family Trust U/T/A DTD 11/8/1999	37,500	0	37,500	0	0	0
Westminster Securities Corp. (52)	0	9,164 (53)	0	9,164 (53)	0	0
Will K. Weinstein Revocable Trust UTA DTD 2/27/90 (54)	37,500	2,500 (55)	37,500	2,500 (55)	0	0
Worthington Group LP (56)	36,363	7,273 (57)	36,363	7,273 (57)	0	0
____________________
* Less than 1%.

(1)
Assumes all shares offered hereby are sold by the selling stockholders, including shares issued upon exercise of warrants. Includes shares held after the offering and shares issuable upon exercise of warrants held after the offering.

(2)
Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities, and includes securities that are or will become exercisable within 60 days after December 28, 2007. Calculated on the basis of 28,065,501 shares of common stock, which is the number of shares of Akeena Solar common stock outstanding as of December 28, 2007.

(3)	Yaniv Tepper, a managing member, has voting and dispositive power over these securities. Mr. Tepper disclaims beneficial ownership of such securities.

(4)	Includes a currently exercisable warrant to purchase 254,545 shares of our common stock at an exercise price of $3.95 per share.

(5)
Richard Rock, as trustee of the BB Trust, has voting and dispositive power over these securities. Mr. Rock disclaims beneficial ownership of such securities. Steve Westly controls The Westly Group, and is the grantor of the BB Trust, which is a revocable trust. Mr. Westly may be deemed to have voting and investment power over the shares held directly or indirectly by The Westly Group and the BB Trust.

(6)
Includes a currently exercisable warrant to purchase 25,381 shares of our common stock at an exercise price of $2.75 per share, a currently exercisable warrant to purchase 25,381 shares of our common stock at an exercise price of $3.00 per share and a currently exercisable warrant to purchase 218,182 shares of our common stock at an exercise price of $3.95 per share.

(7)	Represents a currently exercisable warrant to purchase 18,637 shares of our common stock at an exercise price of $2.75 per share.

(8)
Includes a currently exercisable warrant to purchase 7,490 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 7,490 shares of our common stock at an exercise price of $3.00 per share.

(9)
M. Kopin, as president of Downsview Capital, Inc., the general partner of the selling stockholder, has voting and dispositive power over these securities. Mr. Kopin and Downsview Capital, Inc. disclaim beneficial ownership of such securities.

(10)
Includes a currently exercisable warrant to purchase 10,152 shares of our common stock at an exercise price of $2.75 per shares, a currently exercisable warrant to purchase 10,152 shares of our common stock at an exercise price of $3.00 per share and a currently exercisable warrant to purchase 48,182 shares of our common stock at an exercise price of $3.95 per share.

(11)
Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to the selling stockholder, have voting and dispositive power over these securities. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such securities.

(12)	Includes a currently exercisable warrant to purchase 21,818 shares of our common stock at an exercise price of 3.95 per share.

(13)	Gary Dillabough, the general partner of the selling shareholder, has voting and dispositive power over these securities. Mr. Dillabough disclaims beneficial ownership of such securities.

(14)	Includes a currently exercisable warrant to purchase 3,636 shares of our common stock at an exercise price of $3.95 per share.

(15)	Seth Farbman and Shai Stern have voting and dispositive power over these securities. Messrs. Farbman and Stern disclaim beneficial ownership of such securities.

(16)	Includes a currently exercisable warrant to purchase 9,091 shares of our common stock at an exercise price of $3.95 per share.

(17)
Includes a currently exercisable warrant to purchase 1,000 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 1,000 shares of our common stock at an exercise price of $3.00 per share.

(18)
Includes a currently exercisable warrant to purchase 15,976 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 263,760 shares of our common stock at an exercise price of $3.95 per share.

(19)	W. Hechter, as president of the general partner of the selling stockholder, has voting and dispositive power over these securities. Mr. Hechter disclaims beneficial ownership of such securities.

(20)	Includes a currently exercisable warrant to purchase 29,091 shares of our common stock at an exercise price of $3.95 per share.

(21)
Steven W. Winters, President of Gemini Strategies, LLC, which is the investment manager of the selling shareholder, has voting and dispositive power over these securities. Mr. Winters disclaims beneficial ownership of such securities.

(22)	Includes a currently exercisable warrant to purchase 18,182 shares of our common stock at an exercise price of $3.95 per share.

(23)	Barry Honig, as president, has voting and dispositive power over these securities.

(24)
Includes a currently exercisable warrant to purchase 32,995 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 32,995 shares of our common stock at an exercise price of $3.00 per share.

(25)	Joshua Silverman has voting and dispositive power over these securities. Mr. Silverman disclaims beneficial ownership of such securities.

(26)
Includes a currently exercisable warrant to purchase 6,345 shares of our common stock at an exercise price of $2.75 per share, a currently exercisable warrant to purchase 6,345 shares of our common stock at an exercise price of $3.00 per share and a currently exercisable warrant to purchase 20,000 shares of our common stock at an exercise price of $3.95 per share.

(27)
Includes a currently exercisable warrant to purchase 1,269 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 1,269 shares of our common stock at an exercise price of $3.00 per share.

(28)	Jerome M. Ceppos has voting and dispositive power over these securities. Mr. Ceppos disclaims beneficial ownership of such securities.

(29)	Includes a currently exercisable warrant to purchase 1,818 shares of our common stock at an exercise price of $3.95 per share.

(30)
Includes a currently exercisable warrant to purchase 2,500 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 2,500 shares of our common stock at an exercise price of $3.00 per share.

(31)	Joseph Abrams, as trustee, has voting and dispositive power over these securities.

(32)
Includes a currently exercisable warrant to purchase 1,250 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 1,250 shares of our common stock at an exercise price of $3.00 per share.

(33)
Michael Aebli and Peter Marxer, as assistant manager and deputy manager, respectively, have voting and dispositive power over these securities. Messrs. Aebli and Marxer disclaim beneficial ownership of such securities.

(34)
Includes a currently exercisable warrant to purchase 17,676 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 17,676 shares of our common stock at an exercise price of $3.00 per share and a currently exercisable warrant to purchase 25,455 shares of our common stock at an exercise price of $3.95 per share.

(35)
Includes a currently exercisable warrant to purchase 10,000 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 10,000 shares of our common stock at an exercise price of $3.00 per share.

(36)	Includes a currently exercisable warrant to purchase 18,637 shares of our common stock at an exercise price of $2.75 per share.

(37)
Includes a currently exercisable warrant to purchase 1,269 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 1,269 shares of our common stock at an exercise price of $3.00 per share.

(38)	Includes a currently exercisable warrant to purchase 4,364 shares of our common stock at an exercise price of $3.95 per share.

(39)
RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interest in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by RHP Master Fund.

(40)	Includes a currently exercisable warrant to purchase 21,818 shares of our common stock at an exercise price of $3.95 per share.

(41)	Robert S. Colman, as trustee, has voting and dispositive power over these securities. Mr. Colman disclaims beneficial ownership of such securities.

(42)
Includes a currently exercisable warrant to purchase 12,690 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 12,690 shares of our common stock at an exercise price of $3.00 per share.

(43)
Includes a currently exercisable warrant to purchase 1,269 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 1,269 shares of our common stock at an exercise price of $3.00 per share.

(44)	Includes a currently exercisable warrant to purchase 9,091 shares of our common stock at an exercise price of $3.95 per share.

(45)	Includes a currently exercisable warrant to purchase 15,000 shares of our common stock at an exercise price of $2.75 per share.

(46)
The selling security holder (O'Connor PIPES Corporate Strategies Master Limited) of this security is a fund which cedes investment control to UBS O'Connor LLC (the Investment Manager). The Investment Manager makes all of the investment / voting decisions. UBS O'Connor LLC is a wholly owned subsidiary of UBS AG which is listed on the NYSE.

(47)	Includes a currently exercisable warrant to purchase 18,182 shares of our common stock at an exercise price of $3.95 per share.

(48)
The selling security holder (O’Connor Global Convertible Arbitrage Master Limited) of this security is a fund which cedes investment control to UBS O’Connor LLC (the Investment Manager). The Investment Manager makes all of the investment / voting decisions. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG which is listed on the NYSE.

(49)	Includes a currently exercisable warrant to purchase 16,727 shares of our common stock at an exercise price of $3.95 per share.

(50)
The selling security holder (O'Connor Global Convertible Arbitrage II Master Limited) of this security is a fund which cedes investment control to UBS O'Connor LLC (the Investment Manager). The Investment Manager makes all of the investment / voting decisions. UBS O'Connor LLC is a wholly owned subsidiary of UBS AG which is listed on the NYSE.

(51)	Includes a currently exercisable warrant to purchase 16,727 shares of our common stock at an exercise price of $3.95 per share.

(52)	Jeff McLaughlin, as president, has voting and dispositive power over these securities. Mr. McLaughlin disclaims beneficial ownership of such securities.

(53)	Represents a currently exercisable warrant to purchase 9,164 shares of our common stock at an exercise price of $2.75 per share.

(54)	Will Weinstein, as trustee, has voting and dispositive power over these securities.

(55)
Includes a currently exercisable warrant to purchase 1,250 shares of our common stock at an exercise price of $2.75 per share and a currently exercisable warrant to purchase 1,250 shares of our common stock at an exercise price of $3.00 per share.

(56)	Clifford Henry, general partner of the selling shareholder has voting and dispositive power over these securities. Mr. Henry disclaims beneficial ownership of such securities.

(57)	Includes a currently exercisable warrant to purchase 7,273 shares of our common stock at an exercise price of $3.95 per share.

PLAN OF DISTRIBUTION

We are updating the registration of 8,288,405 shares of our common stock for resale by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of our common stock, but will receive proceeds from the exercise of warrants to purchase 1,350,428 of the shares being offered. We will bear all fees and expenses incident to our obligation to register the shares of our common stock.

The selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	sales pursuant to Rule 144 under the Securities Act;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may, in turn, engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We will pay all expenses of the registration of the shares of our common stock pursuant to the registration rights agreement that we entered into with the selling stockholders. However, the selling stockholders will pay all underwriting discounts and selling commissions, if any.

We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The class of securities offered under this prospectus is our common stock, which has been registered pursuant to Section 12 of the Exchange Act.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S−3 under the Securities Act with the Securities and Exchange Commission. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of Public Reference Room by calling the Securities and Exchange Commission at 1−800−SEC−0330. We file reports, proxy statements, and other information with the Securities and Exchange Commission and these reports, proxy statements, and other information can be inspected on the Internet at http://www.sec.gov and at http://akeena.net/cm/Investor%20Relations/Home.html.

We are also subject to the information and periodic reporting requirements of the Exchange Act of 1934. We file reports, proxy statements, and other information with the Securities and Exchange Commission to comply with the Exchange Act.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the Securities and Exchange Commission will automatically update and supersede this information. Our Exchange Act reports are filed under Securities and Exchange Commission file number 0001347452. The documents we are incorporating by reference are as follows:

•	Our Annual Report on Form 10−KSB for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 29, 2007;

•	Our Quarterly Report on Form 10−QSB for the period ended March 31, 2007 filed with the Securities and Exchange Commission on May 15, 2007;

•	Our Quarterly Report on Form 10−QSB for the period ended June 30, 2007 filed with the Securities and Exchange Commission on August 14, 2007;

•	Our Quarterly Report on Form 10−QSB for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 13, 2007;

•	The description of our common stock contained in our registration statement on Form 8−A filed with the Securities and Exchange Commission on September 21, 2007;

•	Our definitive proxy statement filed with the Securities and Exchange Commission on August 24, 2007;

•	Our Current Report on Form 8−K/A filed with the Securities and Exchange Commission on February 7, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on March 14, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on June 8, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on July 2, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on July 19, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on August 27, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on September 14, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on September 21, 2007;

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on September 26, 2007; and

•	Our Current Report on Form 8−K filed with the Securities and Exchange Commission on November 2, 2007.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus, through the date declared effective, prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference into this prospectus. These documents that we file later with the Securities and Exchange Commission and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

We will provide to any person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, at no cost to the requesting party, upon request to us in writing or by telephone at using the following information:

Akeena Solar, Inc.
16005 Los Gatos Boulevard
Los Gatos, California 95032
(408) 402−9400

EXPERTS

Our financial statements for the year ended December 31, 2006 have been incorporated by reference within this prospectus in reliance upon the report of Burr, Pilger & Mayer LLP, independent registered public accounting firm, included herein, given on the authority of said firm as experts in accounting and auditing.

Our financial statements for the year ended December 31, 2005 have incorporated by reference within this prospectus in reliance upon the report of Marcum & Kliegman LLP, independent registered public accounting firm, included herein, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

DLA Piper US LLP has passed on the validity of the securities being offered in this prospectus.

Akeena Solar, Inc.

COMMON STOCK
PROSPECTUS
January 18, 2008